November 19, 2009

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631
Attn: Jeffrey Gordon

Re:	Golden Elephant Glass Technology, Inc. (the “Company”)
Form 8-K Item 4.01 filed November 16, 2009
File Number: 0-21071

Dear Mr. Gordon:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 18, 2009, addressed to Ms. Hong Tan, the Company’s Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K dated November 16, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.

Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company has terminated the former accountant.

Response:

The Company has amended its Form 8-K to state that the former accountant was “dismissed” with effect from September 4, 2009.

2.

In addition, Item 304(a)(l)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please revise accordingly in an amended Form 8-K.

Response:

The Company has amended its Form 8-K to include a statement that its former accountant had expressed substantial doubt about the Company’s ability to continue as a going,

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

Duly noted. The Company will endeavor to obtain an updated Exhibit 16 letter from the former accountants and on obtaining it, will file an amendment to the Form 8-K to include such letter.

        On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan

Benjamin A. Tan, Esq.